SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                 (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934)

                             THE CHERRY CORPORATION
                                (Name of Issuer)

                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK-164541 20 3
                        CLASS B COMMON STOCK-164541 30 2
                      (CUSIP Number of Class of Securities)

                                   DAN A. KING
                  VICE PRESIDENT OF FINANCE AND ADMINISTRATION
                               3600 SUNSET AVENUE
                               WAUKEGAN, IL 60087
                                 (847) 662-9200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                                 227 WEST MONROE
                                CHICAGO, IL 60606

                                November 17, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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         This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated November 17, 1998, relating to the tender offer by The Cherry Corporation, a Delaware corporation (the "Company"), to purchase up to 1,687,500 shares of its Class A Common Stock, $1.00 par value per share (the "Class A Shares"), and/or 562,500 shares of its Class B Common Stock, $1.00 par value per share (the "Class B Shares," and the Class A Shares and the Class B Shares are collectively referred to herein as the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $15.50 nor less than $13.25 per Share for each class of Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents have been previously filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement. The Statement is hereby amended to incorporate the information included in the exhibits referred to below.

ITEM 1.           SECURITY AND ISSUER.

         Item 1 of the  Statement is hereby  amended in the  following  respect:
Pursuant to the terms and conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal, the Offer was scheduled to expire at 5:00 p.m., New York City Time, on December 21, 1998. The Company has decided to extend the Offer so that it will expire at 5:00 p.m., New York City Time, on December 23, 1998.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended to include the following exhibit:

            (a)(9) Press release issued by the Company dated December 17, 1998.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

Dated:  December 17, 1998                   THE CHERRY CORPORATION



                                            By:      /s/ Peter B. Cherry
                                                ------------------------
                                                Name:  Peter B. Cherry
                                                Title: Chairman and President